FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Thomas L. Hefner	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board & CEO
(Last) (First) (Middle) 600 E. 96th Street, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/11/02
(Street) Indianapolis, IN 46240		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	8/27/02		G	V	400	D	$25.78		D
Common Stock	11/8/02		G	V	200	D	$24.92		D
Common Stock	12/9/02		S		6,491(1)	D	$25.00	408,091	D
Common Stock								79,231	I	(2)
Common Stock								149,000	I	By Spouse
Common Stock	12/9/02		I		3,584(1)	D	$25.019	0	I	By 401(k) Plan(3)
Common Stock								100,000	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Units of Duke Realty Limited Partnership	1 for 1	11/5/02		G	V		579,506(5)	10/4/94	n/a	Common Stock	0		0	D
Units of Duke Realty Limited Partnership	1 for 1	11/5/02		G	V	579,506		10/4/94	n/a	Common Stock	579,506		579,506	I	(6)
Units of Duke Realty Limited Partnership	1 for 1							10/4/94	n/a	Common Stock	13,572		13,572	I	(7)
Employee Stock Options-Right to Buy(8)	$15.3125							10/25/96	10/25/05	Common Stock	272		272	D
Employee Stock Options-Right to Buy(9)	$16.0625							1/31/97	1/31/06	Comon Stock	3,993		3,993	D
Employee Stock Options-Right to Buy(10)	$19.4375							1/29/98	1/29/07	Common Stock	11,966		11,966	D
Employee Stock Options-Right to Buy(11)	$24.2500							1/28/99	1/28/08	Common Stock	18,960		18,960	D
Employee Stock Options-Right to Buy(12)	$23.0625							1/26/00	1/26/09	Common Stock	24,920		24,920	D
Employee Stock Options-Right to Buy(13)	$20.0000							1/25/01	1/25/10	Common Stock	31,609		31,609	D
Employee Stock Options-Right to Buy(14)	$24.9800							1/31/02	1/31/11	Common Stock	27,608		27,608	D
Employee Stock Options-Right to Buy	$19.4375							1/29/98	1/29/07	Common Stock	1,044		1,044	I	(2)
Employee Stock Options-Right to Buy(15)	$23.3500							1/30/03	1/30/12	Common Stock	21,659		21,659	D
Exchange Rights (16)	1 for 1							(16)	None	Common Stock	172,583		172,583	I	(16)
Phantom Stock Units(17)	1 for 1	(17)		A	V	148		(17)	None	Common Stock	148			D
Phantom Stock Units(17)	1 for 1	12/9/02		I			8,363(1)	(17)	None	Common Stock	0	$25.07	0	D
Phantom Stock Units(18)	1 for 1	(18)		A	V	179		(18)	None	Common Stock	179		5,155	D

Explanation of Responses:

(1) The sale of these shares by Mr. Hefner is part of an ongoing plan to diversify his holdings and create liquidity. Under this plan, Mr. Hefner intends to sell 20,000 shares of the Company's common stock each quarter for a total of 240,000 shares over 12 successive quarters. This is the final sale under this program. After the transaction reported on this Form 4, Mr. Hefner and his immediate family own a beneficial interest in 1,400,116 shares (including derivative securities).
(2) Securities owned by the Hefner Family Investors Limited Partnership, a family limited partnership in which the sole general partner is the Reporting Person and the limited partnership interests are beneficially held by the Reporting Person and his family members. All stock options held by the partnership are fully vested.
(3) Between August 31, 2002 and December 9, 2002, the Reporting Person acquired 181 shares of Duke Realty Corporation's common stock through dividend reinvestment under the Company's 401(k) Plan.
(4) Shares owned by The Community Covenant Foundation, Inc., a private charitable foundation controlled by the Reporting Person and his family.
(5) Securities gifted to the Thomas L. Hefner 2002 Grantor Retained Annuity Trust No. 2.
(6) Securities held by the Thomas L. Hefner 2002 Grantor Retained Annuity Trust No. 2. The Reporting Person is a trustee and the Reporting Person's children are residual beneficiaries.
(7) Represents the Reporting Person's 20.71% interest in Units owned by Duke Management, Inc.
(8) The Stock Options vested annually at a rate of 20% per year and were fully vested on 10/25/00.
(9) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/31/01.
(10) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/29/02.
(11) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/28/03.
(12) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/26/04.
(13) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/25/05.
(14) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/31/06.
(15) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/30/07.
(16) In the event of a change in control of Duke Realty Corporation or Duke Realty Limited Partnership; or the liquidation of Duke Realty Limited Partnership, Duke Management, Inc. has the right to exchange its limited partnership interest in Duke Realty Services Limited Partnership for 833,334 shares of Duke Realty Corporation's common stock. The Reporting Person's ownership interest in Duke Management, Inc. is 20.71%.
(17) The Phantom stock units were accrued under the Executive Deferred Compensation Plan of Duke Realty Services Limited Partnership and the 1995 Shareholder Value Plan of Duke Realty Services Limited Partnership. The units are to be settled in Duke Realty Corporation common stock upon the Reporting Person's retirement.
(18) Phantom stock units vested under the 2000 Performance Share Plan of Duke Realty Corporation. At the election of the Company, shares can be settled in Company common stock or cash upon the Reporting Person's termination of employment.

By: /s/ James R. Windmiller Thomas L. Hefner by James R. Windmiller per POA prev. filed **Signature of Reporting Person	December 11, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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